Exhibit 99.2

TUFIN SOFTWARE TECHNOLOGIES LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 15, 2019

         KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Rouven Kitov and Yuval Fessler, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tufin Software Technologies Ltd. (the "Company"), standing in the name of the undersigned at the close of business on June 17, 2019, at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, on July 15, 2019, at 6:00 p.m. (Israel time) and at any and all adjournments thereof (the "Meeting"), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as described below.

        The shares represented by this proxy card, when properly executed, will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.

        A shareholder ’s proxy card must be received by the Company no later than July 15, 2019 at 8:00 a.m. Israel time, otherwise it shall not be valid at the Meeting.

        The undersigned acknowledges receipt of the proxy statement relating to the Meeting.

        Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

TUFIN SOFTWARE TECHNOLOGIES LTD.

July 15, 2019

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The notice of Meeting, proxy statement and proxy card
are available at https://investors.tufin.com/financials/sec-filings/default.aspx

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the enclosed envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN
		1.a.	To ratify the election of Peter Campbell as an external director of the Company, for a three-year term, as described in the Proxy Statement.	☐	☐	☐

Do you have a personal interest in the approval of Proposal 1.a. or are you a controlling shareholder of the Company or someone acting on behalf of a controlling shareholder of the Company (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1.a.)?
				YES ☐	NO ☐
				FOR	AGAINST	ABSTAIN
		1.b.	To ratify the election of Dafna Gruber as an external director of the Company, for a three-year term, as described in the Proxy Statement.	☐	☐	☐

Do you have a personal interest in the approval of Proposal 1.b. or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1.b.)?
				YES ☐	NO ☐
				FOR	AGAINST	ABSTAIN
		2.	To approve the compensation terms of the Company's external directors and other independent directors, as described in the Proxy Statement.	☐	☐	☐

			Do you have a personal interest in the approval of Proposal 2 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 2)?	YES ☐	NO ☐

			MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign  in partnership name by authorized person.